Business Plan for Mill City BBQ Catering

1. **Executive Summary**

Company Overview:
- Mill City BBQ Catering, owned by Renay Wolterding and her three sons, is based in Lowell, MA, at 11 Kearney Square. The company specializes in corporate catering services and events, offering a diverse menu of smoked BBQ and non-BBQ food items and a mobile bar service.

Vision:
- To elevate catering experiences, blending the rich, flavorful tradition of southern BBQ with a diverse culinary palette suited for all preferences and dietary needs.

Mission:
- To provide exceptional and memorable culinary experiences through high-quality, flavorful, and diverse food options, underpinned by exemplary service and customized solutions for corporate events.

2. Business Model

Services:
- Corporate Catering
- Mobile Bartending
- Specialized Menus (Vegetarian, Vegan, Breakfast, etc.)

Revenue Streams:
- Corporate Event Catering
- Mobile Bartending Services
- Customized Catering Packages
- Government Contracts

3. Investment Plan

- Total Investment: $200,000
- Allocation includes Initial Setup & Equipment, Lease & Utilities, Marketing & Branding, Operating Expenses, Contingency Fund, License & Permits, and Professional Services.

4. Market Analysis

- Target Audience:
- Corporate entities, small and large businesses, and other organizations seeking premium catering services in the Massachusetts area.
- Competition:
- Other local and regional catering services offering similar services.
- Unique Selling Proposition:
- A diverse menu blending traditional BBQ with innovative culinary choices catering to varied dietary preferences, coupled with professional mobile bartending services.

5. Marketing and Branding Strategy

Branding:
- Developing a strong brand identity, including a company logo, color scheme, and promotional materials.

Online Presence:
- Creating a user-friendly website with online ordering, menu details, and contact information. Employ SEO strategies to optimize online visibility.

Advertising:
- Implement targeted advertising campaigns focusing on corporate entities and leveraging digital platforms, local publications, and partnerships.

6. Operations Plan

Location:
- Primary location at 11 Kearney Sq., Lowell, MA, with an option to rent a kitchen in Woburn, MA.

Suppliers:
- Establishing relationships with local and reliable suppliers for fresh, high-quality ingredients.

Staffing:
- Hiring experienced and customer-oriented chefs, bartenders, and support staff.

7. Financial Projections

Revenue Projections:
- Detailed forecasts considering the number and size of events, pricing strategies, and market demand.

Expense Projections:
- Regular assessment of fixed and variable costs, including lease payments, salaries, utilities, and inventory.

Profitability:
- Strive for operational efficiency and cost-effectiveness to achieve sustainable profits.

8. Risk Management

Insurance:
- Adequate insurance coverage to mitigate operational, liability, and other risks.

Contingency Planning:
- Development of robust contingency plans to address unforeseen challenges and disruptions.

9. Milestones and Timeline

Detailed planning outlining key milestones, including business setup, launch, marketing initiatives, and periodic assessments, with specific timelines for execution.

Mill City BBQ Catering : Revenue Projections

2024
- Projected Monthly Revenue: $52,500 (25% growth from Year 1)
- Projected Annual Revenue: $630,000

Breakdown:
- Corporate Catering: $31,500/month
- Mobile Bartending: $13,500/month
- Individual Events: $7,500/month

2025
- Projected Monthly Revenue: $70,000 (33% growth from Year 2)
- Projected Annual Revenue: $840,000

Breakdown:
- Corporate Catering: $42,000/month
- Mobile Bartending: $18,000/month
- Individual Events: $10,000/month

Conclusion

Mill City BBQ Catering aims to redefine corporate catering services by blending traditional BBQ with a broad culinary spectrum to cater to diverse preferences, underpinned by professional service, innovation, and commitment to quality.

